Generic Marketing Services, Inc.
                      2811 Reidville Road, Suite 23
                          Spartanburg, SC  29301
                           Phone:  (864) 316-2909

October 11, 2007

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3720

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Derek B. Swanson
            Attorney-Advisor

RE:  Generic Marketing Services, Inc.
     Amendment No. 2 to Form SB-2
     Filed October 1, 2007
     File No  333-145132

Dear Mr. Swanson:

On behalf of Generic Marketing Services, Inc. (the "Company), this letter responds to your October 10, 2007 comment letter, concerning our SB-2/A Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

General
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1.  We note your response to our prior comment 2 indicating that you are relying upon Rule 415(a)(1)(ii) to conduct this offering. However, Rule 415(a)(1)(ii) involves securities sold pursuant to dividend or interest reinvestment plans or employee benefit plans which is inapplicable to your proposed offering of shares on behalf of selling shareholders. In addition on page 41 you continue to state that the selling shareholders may sell their shares at a fixed price "until shares of our common stock are quoted on the OTC Bulletin Board...."  Please remove this statement and ensure that you have no disclosure in the document that would imply that shareholders may sell at other than a fixed price for the duration of the offering.

Response: We respectfully note the Staff's comment. We recognize that Rule 415(a)(1)(ii) does not apply to our proposed offering of shares on behalf of selling shareholders. We appreciate your help with the interpretation of the Rule. Further, we have removed the statement on Page 41 stating that "that the selling shareholders may sell their shares at a fixed price."

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Mr. Swanson, we want to thank you for your help and guidance throughout this comment process. You appreciate the time you have spent reviewing our Registration Statement.

Respectfully yours,

Generic Marketing Services, Inc.

By:   /s/ Frank Arnone
---------------------------------
          Frank Arnone
          Chief Executive Officer

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